Exhibit to Accompany
Item 77J
Form N-SAR
Devcap Shared Return Fund



According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination, Disclosure and Financial Statement Presentation of Income,
Capital Gain and Return of Capital Distributions by
Investment Companies, the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at January 31, 2001, a reclassification was recorded to increase paid in capital by $21, decrease undistributed net investment loss by $34,659 and decrease undistributed net realized gain by $34,680.
This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.

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